

Mail Stop 3561

August 12, 2009

Mr. Daniel Forbush
Chief Financial Officer
General Metals Corporation
1 E Liberty Street, Suite 6000
Reno, NV 89501

> **Re:** **General Metals Corporation**
> **Item 4.02 Form 8-K**
> **Filed August 7, 2009**
> **File No. 0-30230**

Dear Mr. Forbush:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed August 7, 2009

1. When you file the amendments to Form 10-Q for the quarterly periods in fiscal year 2009 and the fiscal year 2009 Form 10-K, please describe the effect of the restatement on your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers' conclusion that your disclosure controls and procedures are effective, despite the restatement, describe the basis for the officers' conclusions.

2.   It appears the accounting errors discussed in your Item 4.02 Form 8-K also impact your previously issued financial information contained in your Form 10-K for the year ended April 30, 2008.   Please amend your Form 8-K to disclose, if true, that your Form 10-K for the period ended April 30, 2008 should not be relied upon and advise us. Furthermore, please revise your disclosures to address the correction of the errors for the year ended April 30, 2008.

3.   Your disclosures provide little quantitative insight into the significance of your misstatements as they relate to your income statements and balance sheets. Please amend your filing to disclose their impact on your financial statements for the corresponding periods and the affected financial statement accounts including their "As reported" and "As restated" amounts and advise us.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review

of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3339. In my absence, you may direct your questions to Andrew Mew, Accounting Branch Chief, at (202) 551-3377.

Sincerely,

/s/ Robert Babula

Robert Babula
Staff Accountant